For Immediate Release	Exhibit 99.1

CORPORATE RELEASE
Appointment of Tokumasa Yasui as Director
United States — 01/23/2007, Singapore — 01/23/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Mr. Tokumasa Yasui as a non-executive member to its Board of Directors, effective immediately.
“We are delighted to welcome Tokumasa to the Board. With his decades of experience in the semiconductor industry, Tokumasa will be an invaluable addition to the Board,” said Charles Wofford, Chairman of STATS ChipPAC.
Tokumasa Yasui is currently Special Advisor to the President of Renesas Solutions Corp., a joint venture between Hitachi Ltd. and Mitsubishi Ltd. Prior to that, he was Managing Director of Renesas Semiconductor, Malaysia. Tokumasa Yasui has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc, a joint venture between Hitachi Ltd. and NEC Corp.
Tokumasa Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

Singapore Contact:

Bryan Ong
Investor Relations
Tel: (65) 6824 7477, Fax: (65) 6720 7826
email: bryan.ong@statschippac.com

US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com